Filed by SunTrust Banks, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Wachovia Corporation
Commission File No. 1-9021

Date: July 23, 2001

THE FOLLOWING IS AN ADVERTISEMENT WHICH RAN IN VARIOUS EAST COAST PUBLICATIONS ON JULY 22, 2001.

WACHOVIA SHAREHOLDERS: IT'S A QUESTION OF TRUST

Another example of what First Union calls "momentum"?

[Graphic omitted]

MORE FIRST UNION "MOMENTUM" – 42.6%

STOCK PRICE
January 1, 1999     $60.81
July 19, 2001     $34.91

"We do have momentum. We believe the market is recognizing it."

-KEN THOMPSON
PRESIDENT AND CEO, FIRST UNION
JULY 11, 2001

Protect your valuable investment. Don't trust it to a management that considers this "momentum". Vote AGAINST the First Union transaction. Please sign, date and return the BLUE proxy card today.

If you have questions or need assistance voting your shares, please call INNISFREE
M&A Incorporated toll-free at 877-750-9501.

[SunTrust Logo]

www.suntrustwachoviaproposal.com * 1-800-480-5772

On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet Web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-230-5392).